FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division
Date: January 30, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the Nine Months Ended December 31, 2006

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2006

1. The basic items on preparation for consolidated results for the nine months ended December 31, 2006 :

(1)	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2)	Change in accounting policies : None

(3)	Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	6	0
Decrease	7	1

2. Consolidated financial information for the nine months ended December 31, 2006 :

(1) Consolidated results of operations :

	Japanese yen
	Nine months ended December 31,		Year ended March 31,
	2005	2006	2006
Net sales	¥860,048 million	¥955,311 million	¥1,173,544 million
% change from the previous period	(3.1)%	11.1%	(0.0)%

Profit from operations	66,864 million	101,372 million	99,695 million
% change from the previous period	(15.1)%	51.6%	2.1%

Income from continuing operations before income taxes	85,116 million	116,205 million	117,237 million
% change from the previous period	(1.5)%	36.5%	12.7%

Net income	49,993 million	79,318 million	69,696 million
% change from the previous period	(12.5)%	58.7%	51.8%

Earnings per share :
Basic	¥266.66	¥421.85	¥371.68
Diluted	266.64	420.97	371.43

Note:

In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial statements for the nine months ended December 31, 2005 and for the year ended March 31, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Consolidated financial position :

	Japanese yen
	December 31,		March 31,
	2005	2006	2006
Total assets	¥1,917,949 million	¥2,010,730 million	¥1,931,522 million
Stockholders’ equity	1,283,130 million	1,422,195 million	1,289,077 million
Stockholders’ equity to total assets	66.9%	70.7%	66.7%
Stockholders’ equity per share	¥6,844.39	¥7,552.62	¥6,865.75

(3) Consolidated cash flows :

Japanese yen
	Nine months ended December 31,		Year ended March 31,
	2005	2006	2006
Cash flows from operating activities	¥97,313 million	¥70,152 million	¥171,077 million

Cash flows from investing activities	(135,081) million	(100,448) million	(165,467) million

Cash flows from financing activities	(24,054) million	(12,803) million	(23,289) million

Cash and cash equivalents at end of period	256,765 million	262,374 million	300,809 million

3. Consolidated financial forecast for the year ending March 31, 2007 :

Year ending March 31, 2007
Net sales	¥1,270,000 million
Income from continuing operations before income taxes	¥148,000 million
Net income	¥96,000 million

Note :

Forecast of earnings per share :	¥509.51

Earnings per share amount is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2006.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 14.

January 30, 2007

KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Nine Months Ended December 31, 2006

	(Yen in millions, except per share amounts and exchange rates)
	Nine months ended December 31,		Increase (Decrease) (%)
	2005	2006
Net sales	860,048	955,311	11.1
Profit from operations	66,864	101,372	51.6
Income from continuing operations before income taxes	85,116	116,205	36.5
Net income	49,993	79,318	58.7
Average exchange rates :
US$	112	116	—
Euro	137	148	—
Earnings per share :
Net income
Basic	266.66	421.85	58.2
Diluted	266.64	420.97	57.9
Capital expenditures	69,312	54,503	(21.4)
Depreciation	44,731	51,129	14.3
R&D expenses	43,737	45,498	4.0
Total assets	1,917,949	2,010,730	4.8
Stockholders’ equity	1,283,130	1,422,195	10.8
Sales of products manufactured outside Japan to net sales (%)	31.6	34.6	—

Note: Kyocera sold Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, operating results and gain on sales of Kyocera Leasing Co., Ltd. for the nine months ended December 31, 2006 have been recorded as income from discontinued operations in accordance with accounting principles generally accepted in the U.S. Figures for the nine months ended December 31, 2005 have been retrospectively reclassified and consolidated statement of income for all prior periods have been adjusted to reflect this presentation. As a result, reclassified consolidated net sales for the nine months ended December 31, 2005 decreased by ¥4,442 million compared with the result previously announced, reclassified profit from operations decreased by ¥2,339 million and income from continuing operations before income taxes decreased by ¥2,861 million, respectively.

Business Results, Financial Condition and Future Outlook

1. Business Results for the Nine Months Ended December 31, 2006

(1) Economic and Business Environment

Despite a decreased rate of growth in individual consumption, the Japanese economy expanded moderately during the nine months ended December 31, 2006 (the nine months) due to increasing private capital expenditures and rising corporate earnings supported by strong exports. The Chinese economy remained buoyant as strong capital investment activities continued. The U.S. economy continued to expand steadily on the back of growth in capital expenditures and individual consumption although it has seemingly started to slow down in the second half of the fiscal year ending March 31, 2007 (from October 1, 2006 to March 31, 2007). Increasing exports drove continued growth in the European economy.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), a significant year-on-year increase in production of mobile phone handsets and digital TVs coupled with expanded production expansion of new game consoles led to strong demand for electronic device.

(2) Consolidated Financial Results

With the objective of expanding business amid a favorable market environment manifesting strong demand for digital consumer equipment, Kyocera worked hard to launch new products and to improve productivity. Meanwhile, efforts were also made to further promote Kyocera’s unique ‘Amoeba Management’ system throughout Kyocera Group. As a result, sales and profits increased year-on-year in both the Components and Equipment Businesses as compared with the nine months ended December 31, 2005 (the previous nine months). Consolidated net sales for the nine months amounted to ¥955,311 million, up 11.1% compared with the previous nine months. Profit from operations increased by 51.6% to ¥101,372 million and income from continuing operations before income taxes increased by 36.5% to ¥116,205 million. Net income increased by 58.7% to ¥79,318 million due to tax refunds accompanying the voidance of a portion of the tax assessment relating to transfer pricing adjustment.

	(Yen in millions, except per share amounts and exchange rate)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Net sales	860,048	100.0	955,311	100.0	11.1
Profit from operations	66,864	7.8	101,372	10.6	51.6
Income from continuing operations before income taxes	85,116	9.9	116,205	12.2	36.5
Net income	49,993	5.8	79,318	8.3	58.7
Diluted earnings per share	266.64	—	420.97	—	57.9
Average US$ exchange rate	112	—	116	—	—
Average Euro exchange rate	137	—	148	—	—

Note 1. Kyocera sold its shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services, as a result, business results and profit on sales for Kyocera Leasing Co., Ltd. for the nine months have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S. Figures for the previous nine months have been retrospectively reclassified. As a result, reclassified consolidated net sales for the previous nine months decreased by ¥4,442 million compared with the result previously announced, reclassified profit from operations decreased by ¥2,339 million and income from continuing operations before income taxes for the previous nine months decreased by ¥2,861 million, respectively.

(3) Implemented Management Measures and Significant Decision

1) Effective April 2006, Kyocera shifted to a new management system to facilitate its decision making process. The executive officer system undertaken by the officers with the titles of Chief Executive Officer, Chief Financial Officer and Chief Operating Officer was abandoned, and a new system was introduced in which the President and Representative Director undertakes all responsibilities for formulation and execution of Kyocera’s management strategies.

2) In July 2006, Kyocera Kinseki Corporation, a subsidiary of Kyocera Corporation, acquired Hertz Technology Inc. and made it a wholly-owned subsidiary in order to further enhance its crystal devices business. Hertz Technology Inc. was renamed Kyocera Kinseki Hertz Corporation in October 2006. Through this acquisition, Kyocera gained new technology for tuning-fork crystal units, demand for which was expected to grow for mobile phone handsets and mobile music players, in particular, and thus expanded its business as a total crystal device manufacturer. A wide range of products will be developed in the crystal devices business going forward.

3) As part of its policy of business selection and concentration, Kyocera transferred its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing services, to Diamond Lease Company Limited in August 2006. In line with this, ¥5,175 million was recorded as income from discontinued operations.

4) In the fiscal year ended March 31, 2005, Kyocera Corporation recorded ¥12,748 million as additional taxes accompanying the receipt of a tax assessment notice based on transfer pricing adjustments from the Osaka Regional Taxation Bureau. On May 24, 2005, Kyocera filed a notice of complaint in respect of such assessment with the Bureau. On September 25, 2006, Kyocera Corporation received decision letter from the Bureau that voided a portion of the original assessment. In accordance with this decision, ¥4,305 million of tax refunds, including local taxes, was recognized as tax refunds in the nine months. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original assessment that was not voided, and therefore, on October 23, 2006, Kyocera submitted a written claim for examination with the Osaka Board of Tax Appeals. Furthermore, with the objective of avoiding duplicate taxation within Kyocera Group, a notice stating mutual agreement with the United States was submitted to the National Tax Agency on December 26, 2006.

(4) Consolidated Financial Results by Reporting Segment

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Fine Ceramic Parts Group	50,839	5.9	60,206	6.3	18.4
Semiconductor Parts Group	98,887	11.5	115,578	12.1	16.9
Applied Ceramic Products Group	85,713	10.0	98,337	10.3	14.7
Electronic Device Group	193,897	22.5	214,338	22.4	10.5

Total Components Business	429,336	49.9	488,459	51.1	13.8
Telecommunications Equipment Group	166,297	19.3	188,576	19.7	13.4
Information Equipment Group	181,212	21.1	194,894	20.4	7.6
Optical Equipment Group	11,798	1.4	8,823	0.9	(25.2)

Total Equipment Business	359,307	41.8	392,293	41.0	9.2
Others	85,287	9.9	92,319	9.7	8.2
Adjustments and eliminations	(13,882)	(1.6)	(17,760)	(1.8)	—

Net sales	860,048	100.0	955,311	100.0	11.1

Consolidated Operating Profits by Reporting Segment
	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to segment’s sales	Amount	% to segment’s sales
Fine Ceramic Parts Group	7,328	14.4	11,680	19.4	59.4
Semiconductor Parts Group	11,875	12.0	17,850	15.4	50.3
Applied Ceramic Products Group	15,135	17.7	15,839	16.1	4.7
Electronic Device Group	18,988	9.8	32,996	15.4	73.8

Total Components Business	53,326	12.4	78,365	16.0	47.0
Telecommunications Equipment Group	(5,683)	—	575	0.3	—
Information Equipment Group	21,061	11.6	24,631	12.6	17.0
Optical Equipment Group	(4,987)	—	(1,588)	—	—

Total Equipment Business	10,391	2.9	23,618	6.0	127.3
Others	5,161	6.1	5,871	6.4	13.8

Operating profit	68,878	8.0	107,854	11.3	56.6

Corporate	17,270	—	8,617	—	(50.1)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,062)	—	151	—	—
Adjustments and eliminations	30	—	(417)	—	—

Income from continuing operations before income taxes	85,116	9.9	116,205	12.2	36.5

Note 2. Commencing in the nine months, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported net sales and operating profit of these reporting segments for the previous nine months have been retrospectively reclassified.

Note 3. By the reasons in Note 1 on page 4 and Note 2 above, net sales of “Others” in the previous nine months decreased by ¥4,297 million and “Adjustments and eliminations” increased by ¥(145) million compared with those previously announced. Also, operating profit of “Others” in the previous nine months decreased by ¥2,559 million, “Corporate” decreased by ¥301 million and “Adjustments and eliminations” decreased by ¥1 million compared with those previously announced.

Components Business:

Sales in the Components Business increased by 13.8% compared with the previous nine months due to growing demand for components for digital consumer equipment such as mobile phone handsets. Operating profit for the Components Business increased by 47.0% on account of improved profitability achieved by raising productivity and reinforcing the ‘Amoeba Management’ system.

Consolidated results by reporting segment in the Components Business are as follows.

1) Fine Ceramic Parts Group

Sales and operating profit in this reporting segment increased significantly compared with the previous nine months due primarily to increased demand for ceramic parts for semiconductor fabrication equipment spurred by strong production activities in the semiconductor industry.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased significantly compared with the previous nine months due to rising demand for ceramic packages used in mobile phone handsets and digital cameras.

3) Applied Ceramic Products Group

Sales and operating profit in this reporting segment increased compared with the previous nine months due to the strong performance of the solar energy business amid an expanding global market let by rising environmental awareness, and also due to growth in implants business for biomedical industry.

4) Electronic Device Group

Both sales and operating profit increased substantially in this reporting segment compared with the previous nine months. While sales increased at AVX Corporation, a U.S. subsidiary, sales of capacitors, crystal-related components and connectors, etc., also expanded due to strong production activity for digital consumer equipment. In addition, efforts were also made to improve productivity.

Equipment Business:

Sales in the Equipment Business increased by 9.2% compared with the previous nine months due to increased sales in the Telecommunications Equipment Group and the Information Equipment Group. Through the positive effect of increased sales in the Information Equipment Group combined with improved profitability in the Telecommunications Equipment Group and the Optical Equipment Group, operating profit for the Equipment Business increased approximately by 2.3 times compared with the previous nine months.

Consolidated results by reporting segment in the Equipment Business are as follows.

1) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous nine months due to increased sales of new models of mobile phone handsets in both Japanese and overseas markets. Operating profit improved compared with the previous nine months due to the positive effect of increased sales in the domestic mobile phone handset business and a reduction in loss at Kyocera Wireless Corp.

2) Information Equipment Group

Both sales and operating profit in this reporting segment increased compared with the previous nine months due to expanded sales of digital multifunctional products and printers overseas resulting from aggressive new product introductions, and also due to the positive effect of the yen’s depreciation against the Euro and the U.S. dollar.

3) Optical Equipment Group

Sales in this reporting segment decreased compared with the previous nine months due mainly to the downsizing of the camera business, while operating loss was reduced through decreased expenses for structural reforms.

Others:

Sales and operating profit in “Others” increased compared with the previous nine months due to solid performance in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. and in the electronic device materials business at Kyocera Chemical Corporation.

(5) Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	51,436	5.8	60,582	6.3	17.8
Semiconductor Parts Group	105,493	11.9	113,273	11.8	7.4
Applied Ceramic Products Group	88,418	10.0	100,821	10.5	14.0
Electronic Device Group	201,750	22.8	224,943	23.4	11.5

Total Components Business	447,097	50.5	499,619	52.0	11.7
Telecommunications Equipment Group	174,333	19.7	184,068	19.2	5.6
Information Equipment Group	180,698	20.4	194,444	20.2	7.6
Optical Equipment Group	11,358	1.3	8,865	0.9	(21.9)

Total Equipment Business	366,389	41.4	387,377	40.3	5.7
Others	87,680	9.9	91,741	9.5	4.6
Adjustments and eliminations	(15,260)	(1.8)	(17,243)	(1.8)	—

Orders	885,906	100.0	961,494	100.0	8.5

Note 4. Commencing in the nine months, orders of the Precision Machine Division of Kyocera Corporation, formerly included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported orders of these reporting segments for the previous nine months have been retrospectively reclassified.

Note 5. Due to the reasons set forth in Note 1 on page 4 and Note 4 above, order of “Others” in the previous nine months decreased by ¥6,470 million and “Adjustments and eliminations” increased by ¥(192) million, compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	50,341	5.9	61,401	6.3	22.0
Semiconductor Parts Group	99,718	11.7	115,314	11.8	15.6
Applied Ceramic Products Group	86,093	10.1	100,970	10.4	17.3
Electronic Device Group	191,617	22.6	218,458	22.5	14.0

Total Components Business	427,769	50.3	496,143	51.0	16.0
Telecommunications Equipment Group	168,647	19.9	192,455	19.8	14.1
Information Equipment Group	180,548	21.3	209,713	21.6	16.2
Optical Equipment Group	10,945	1.3	8,809	0.9	(19.5)

Total Equipment Business	360,140	42.5	410,977	42.3	14.1
Others	61,536	7.2	65,451	6.7	6.4

Production	849,445	100.0	972,571	100.0	14.5

(6) Consolidated Sales by Geographic Area

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Japan	340,118	39.6	367,122	38.4	7.9
USA	186,042	21.6	203,861	21.3	9.6
Asia	148,746	17.3	165,211	17.3	11.1
Europe	133,535	15.5	152,728	16.0	14.4
Others	51,607	6.0	66,389	7.0	28.6

Net sales	860,048	100.0	955,311	100.0	11.1

Note 6. By the reasons in Note 1 on page 4, consolidated sales in Japan in the previous nine months decreased by ¥4,442 million, compared with those previously announced.

1) Japan

Sales increased compared with the previous nine months due to large growth for mobile phone handsets and products in the Fine Ceramic Parts Group.

2) United States of America

Sales increased significantly compared with the previous nine months due to growth in mobile phone handsets and products in the Semiconductor Parts Group.

3) Asia

Sales increased remarkably compared with the previous nine months due to growth for products in the Electronic Device Group and the Semiconductor Parts Group.

4) Europe

Sales increased largely compared with the previous nine months due to growth for solar energy products coupled with growth in the Electronic Device Group and the Information Equipment Group.

5) Others

Sales increased significantly due mainly to growth for mobile phone handsets.

2. Cash Flow

Cash and cash equivalents at December 31, 2006 decreased by ¥38,435 million to ¥262,374 million compared with at March 31, 2006.

	(Yen in millions)
	Nine months ended December 31,
	2005	2006
Cash flows from operating activities	97,313	70,152
Cash flows from investing activities	(135,081)	(100,448)
Cash flows from financing activities	(24,054)	(12,803)
Effect of exchange rate changes on cash and cash equivalents	7,995	4,664
Net decrease in cash and cash equivalents	(53,827)	(38,435)
Cash and cash equivalents at beginning of period	310,592	300,809
Cash and cash equivalents at end of period	256,765	262,374

(1) Cash flows from operating activities

Net cash provided by operating activities for the nine months decreased by ¥27,161 million to ¥70,152 million from ¥97,313 million for the previous nine months. This was due mainly to decreases in cash inflow related to inventories and receivables, although net income increased by ¥29,325 million.

(2) Cash flows from investing activities

Net cash used in investing activities in the nine months decreased by ¥34,633 million to ¥100,448 million from ¥135,081 million for the previous nine months. This reflected that although deposit of time deposits significantly increased, there were increases in payments for property, plant, equipment and intangible assets and purchase of securities as well as increases in sales or redemption of securities and withdrawal of time deposits.

(3) Cash flows from financing activities

Net cash used in financing activities for the nine months decreased by ¥11,251 million to ¥12,803 million from ¥24,054 million for the previous nine months. This was due to increases in short-term borrowings and sales of treasury stock, which exceeded a decrease in proceeds from issuance of long-term debt.

3. Capital Expenditures and Depreciation

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	69,312	8.1	54,503	5.7	(21.4)
Depreciation	44,731	5.2	51,129	5.4	14.3

Note 7. By the reasons in Note 1 on page 4, capital expenditures in the previous nine months decreased by ¥1,411 million and the depreciation decreased by ¥78 million, compared with those previously announced.

In the nine months, Kyocera made capital expenditures particularly to increase production capacity in the Electronic Device Group. However, overall capital expenditures in the nine months decreased compared with the previous nine months, which included large-scale capital expenditures such as the establishment of new production bases in the organic package business and the solar energy business. On the other hand, depreciation increased compared with the previous nine months because the considerable amount of capital expenditures were conducted in the fiscal year ended March 31, 2006.

Business Outlook

4. Consolidated Forecasts for the Year Ending March 31, 2007 (Announced on January 30, 2007)

As Kyocera’s business performance during the nine months was stronger than the forecast for the fiscal year ending March 31, 2007 (fiscal year 2007), which was previously made and announced on October 30, 2006 (the previous forecast) and Kyocera projects that favorable market condition will continue through the fourth quarter of the fiscal year ending March 31, 2007 (from January 1 to March 31, 2007), the following revisions have been made on the previous forecast of consolidated sales. As a result, Kyocera projects that consolidated operating profit in the Components Business will surpass the previous forcast. On the other hand, there has been no change in the previous forecasts of consolidated operating profits because the Telecommunication Equipment Business will recognize inventory write-downs in the fourth quarter of the fiscal year ending March 31, 2007 in order to strengthen its business foundation along with the aim of improving profitability for the forthcoming fiscal years.

	(Yen in millions, except per share amounts and exchange rates)
	Result for FY 2006		Forecasts for FY 2007 announced on				Increase (Decrease) to the result for FY2006 (%)
			October 30, 2006		January 30, 2007
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Net sales	1,173,544	100.0	1,250,000	100.0	1,270,000	100.0	8.2
Profit from operations	99,695	8.5	133,000	10.6	133,000	10.5	33.4
Income from continuing operations before income taxes	117,237	10.0	148,000	11.8	148,000	11.7	26.2
Net income	69,696	5.9	96,000	7.7	96,000	7.6	37.7
Diluted earnings per share	371.43	—	509.92	—	509.51	—	37.2
Average US$ exchange rate	113	—	114	—	116	—	—
Average Euro exchange rate	138	—	145	—	149	—	—

Note 8. Due to the reasons set forth in Note 1 on page 4, net sales of fiscal year 2006 decreased by ¥7,945 million, operating profit decreased by ¥3,512 million and income from continuing operations before income taxes decreased by ¥4,151 million, compared with those previously announced.

Consolidated forecasts by reporting segments are revised, accordingly, as follows.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Result for fiscal 2006		Forecasts for fiscal 2007 announced on				Increase (Decrease) to the result for FY2006 (%)
			October 30, 2006		January 30, 2007
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Fine Ceramic Parts Group	69,373	5.9	78,000	6.2	79,000	6.2	13.9
Semiconductor Parts Group	135,299	11.6	150,000	12.0	150,000	11.8	10.9
Applied Ceramic Products Group	117,555	10.0	129,000	10.3	131,000	10.3	11.4
Electronic Device Group	259,592	22.1	276,000	22.1	281,000	22.2	8.2

Total Components Business	581,819	49.6	633,000	50.6	641,000	50.5	10.2
Telecommunications Equipment Group	229,035	19.5	245,000	19.6	252,000	19.8	10.0
Information Equipment Group	249,381	21.2	260,000	20.8	263,000	20.7	5.5
Optical Equipment Group	14,947	1.3	11,000	0.9	11,000	0.9	(26.4)

Total Equipment Business	493,363	42.0	516,000	41.3	526,000	41.4	6.6
Others	117,409	10.0	125,000	10.0	126,000	9.9	7.3
Adjustments and eliminations	(19,047)	(1.6)	(24,000)	(1.9)	(23,000)	(1.8)	—

Net sales	1,173,544	100.0	1,250,000	100.0	1,270,000	100.0	8.2

Note 9. Commencing in fiscal year 2007, net sales of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported net sales of these reporting segments for fiscal year 2006 have been retrospectively reclassified.

Note 10. Due to the reasons set forth in Note 1 on page 4 and Note 9 above, net sales of “Others” in fiscal year 2006 decreased by ¥7,565 million and “Adjustments and eliminations” increased by ¥(380) million, compared with those previously announced.

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Result for FY2006		Forecasts for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
			October 30, 2006		January 30, 2007
	Amount	% to segment’s sales	Amount	% to segment’s sales	Amount	% to segment’s sales
Fine Ceramic Parts Group	11,014	15.9	14,500	18.6	15,000	19.0	36.2
Semiconductor Parts Group	17,742	13.1	23,500	15.7	22,500	15.0	26.8
Applied Ceramic Products Group	21,876	18.6	20,000	15.5	23,000	17.6	5.1
Electronic Device Group	27,170	10.5	42,000	15.2	43,000	15.3	58.3

Total Components Business	77,802	13.4	100,000	15.8	103,500	16.1	33.0
Telecommunications Equipment Group	(1,706)	—	4,000	1.6	500	0.2	—
Information Equipment Group	26,412	10.6	30,000	11.5	32,000	12.2	21.2
Optical Equipment Group	(5,774)	—	(1,000)	—	(2,500)	—	—

Total Equipment Business	18,932	3.8	33,000	6.4	30,000	5.7	58.5
Others	8,983	7.7	9,000	7.2	9,000	7.1	0.2

Operating profit	105,717	9.0	142,000	11.4	142,500	11.2	34.8

Corporate and others	11,520	—	6,000	—	5,500	—	(52.3)

Income from continuing operations before income taxes	117,237	10.0	148,000	11.8	148,000	11.7	26.2

Note 11. Commencing in fiscal year 2007, operating profits of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” has been reclassified into “Others.” Accordingly, previously reported operating profits of these reporting segments for fiscal year 2006 has been retrospectively reclassified.

Note 12. Due to the reasons set forth in Note 1 on page 4 and Note 11 above, operating profit of “Others” in fiscal year 2006 decreased by ¥3,577 million compared with that previously announced.

Kyocera forecasts continuing strong demand for digital consumer equipment, especially new game consoles and digital TVs, in the fourth quarter of the fiscal year ending March 31, 2007, and as a result, component demand is expected to remain high. As a means to further expanding business in such market environment, Kyocera will continue launching new products, expanding sales of high-value-added products and cultivating new markets for the components business. For the equipment business, Kyocera will strive to expand sales mainly by introducing new models of mobile phone handsets and digital multifunctional products that meet market needs.

Kyocera aims to continuously reinforce the ‘Amoeba Management’ system, and create new businesses and cultivate new markets through the pursuit of group synergies. Kyocera anticipates that these efforts will lead to increased sales and the achievement of high profitability.

5. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (Announced on January 30, 2007)

Non-consolidated forecasts are also revised, accordingly, as follows.

Non-Consolidated Financial Forecasts

	(Yen in millions)
	Result for FY2006		Forecasts for FY2007 announced on				Increase (Decrease) to the result for FY2006 (%)
			October 30, 2006		January 30, 2007
	Amount	% to net sales	Amount	% to net sales	Amount	% to net sales
Net sales	477,379	100.0	520,000	100.0	520,000	100.0	8.9
Profit from operations	39,937	8.4	45,000	8.7	41,000	7.9	2.7
Recurring profit	68,182	14.3	75,000	14.4	71,000	13.7	4.1
Net income	68,712	14.4	61,000	11.7	59,000	11.3	(14.1)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
			(Unaudited)
	March 31, 2006		December 31, 2006		Increase
	Amount	%	Amount	%	(Decrease)
Current assets :
Cash and cash equivalents	¥300,809		¥262,374		¥(38,435)
Short-term investments	87,942		131,952		44,010
Trade notes receivable	24,597		26,502		1,905
Trade accounts receivable	210,393		239,556		29,163
Short-term finance receivables	39,505		—		(39,505)
Less allowances for doubtful accounts and sales returns	(7,425)		(7,488)		(63)
Inventories	190,564		219,254		28,690
Deferred income taxes	40,411		45,309		4,898
Other current assets	33,872		48,199		14,327

Total current assets	920,668	47.7	965,658	48.0	44,990

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,355		7,098		(257)
Securities and other investments	553,377		666,873		113,496

Total investments and advances	560,732	29.0	673,971	33.5	113,239

Long-term finance receivables	80,970	4.2	—	—	(80,970)

Property, plant and equipment, at cost :
Land	58,286		56,857		(1,429)
Buildings	249,506		258,167		8,661
Machinery and equipment	697,383		730,581		33,198
Construction in progress	13,473		11,805		(1,668)
Less accumulated depreciation	(733,302)		(768,482)		(35,180)

	285,346	14.8	288,928	14.4	3,582

Goodwill	31,351	1.6	31,811	1.6	460
Intangible assets	31,227	1.6	27,959	1.4	(3,268)
Other assets	21,228	1.1	22,403	1.1	1,175

Total non-current assets	1,010,854	52.3	1,045,072	52.0	34,218

Total assets	¥1,931,522	100.0	¥2,010,730	100.0	¥79,208

	Yen in millions
			(Unaudited)
	March 31, 2006		December 31, 2006		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities :
Short-term borrowings	¥90,865		¥21,609		¥(69,256)
Current portion of long-term debt	16,347		6,814		(9,533)
Trade notes and accounts payable	103,503		103,106		(397)
Other notes and accounts payable	51,997		49,014		(2,983)
Accrued payroll and bonus	37,998		31,246		(6,752)
Accrued income taxes	27,658		26,235		(1,423)
Other accrued liabilities	31,414		38,319		6,905
Other current liabilities	18,841		31,715		12,874

Total current liabilities	378,623	19.6	308,058	15.3	(70,565)

Non-current liabilities :
Long-term debt	33,360		8,737		(24,623)
Accrued pension and severance liabilities	27,092		22,424		(4,668)
Deferred income taxes	125,686		165,434		39,748
Other non-current liabilities	12,742		12,340		(402)

Total non-current liabilities	198,880	10.3	208,935	10.4	10,055

Total liabilities	577,503	29.9	516,993	25.7	(60,510)

Minority interests in subsidiaries	64,942	3.4	71,542	3.6	6,600

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	161,994		162,221		227
Retained earnings	967,576		1,028,107		60,531
Accumulated other comprehensive income	72,947		140,830		67,883
Treasury stock, at cost	(29,143)		(24,666)		4,477

Total stockholders’ equity	1,289,077	66.7	1,422,195	70.7	133,118

Total liabilities, minority interests and stockholders’ equity	¥1,931,522	100.0	¥2,010,730	100.0	¥79,208

Note: Accumulated other comprehensive income is as follows:

	Yen in millions
	March 31, 2006	December 31, 2006
Net unrealized gains on securities	¥82,649	¥138,579
Net unrealized losses on derivative financial instruments	¥(75)	¥(53)
Minimum pension liability adjustments	¥(2,057)	¥(2,057)
Foreign currency translation adjustments	¥(7,570)	¥4,361

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Nine months ended December 31,				Increase
	2005		2006		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥860,048	100.0	¥955,311	100.0	¥95,263	11.1
Cost of sales	615,226	71.5	669,277	70.1	54,051	8.8

Gross profit	244,822	28.5	286,034	29.9	41,212	16.8
Selling, general and administrative expenses	177,958	20.7	184,662	19.3	6,704	3.8

Profit from operations	66,864	7.8	101,372	10.6	34,508	51.6
Other income (expenses) :
Interest and dividend income	7,350	0.9	12,086	1.3	4,736	64.4
Interest expense	(964)	(0.1)	(1,096)	(0.1)	(132)	—
Foreign currency transaction (losses) gains, net	(650)	(0.1)	533	0.1	1,183	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,062)	(0.1)	151	0.0	1,213	—
Gains on sales and maturities of securities, net	1,140	0.1	3,216	0.3	2,076	182.1
Gains on exchange for the shares	5,294	0.6	24	0.0	(5,270)	(99.5)
Gain on sale of investment in an affiliate	6,931	0.8	—	—	(6,931)	—
Other, net	213	0.0	(81)	(0.0)	(294)	—

Total other income	18,252	2.1	14,833	1.6	(3,419)	(18.7)

Income from continuing operations before income taxes and minority interests	85,116	9.9	116,205	12.2	31,089	36.5
Income taxes	34,784	4.0	37,619	4.0	2,835	8.2

Income from continuing operations before minority interests	50,332	5.9	78,586	8.2	28,254	56.1
Minority interests	(2,603)	(0.4)	(4,443)	(0.4)	(1,840)	—

Income from continuing operations	47,729	5.5	74,143	7.8	26,414	55.3
Income from discontinued operations	2,264	0.3	5,175	0.5	2,911	128.6

Net income	¥49,993	5.8	¥79,318	8.3	¥29,325	58.7

Earnings per share:
Income from continuing operations :
Basic	¥254.58	¥394.32
Diluted	¥254.56	¥393.50

Income from discontinued operations :
Basic	¥12.08	¥27.53
Diluted	¥12.08	¥27.47

Net income :
Basic	¥266.66	¥421.85
Diluted	¥266.64	¥420.97

Weighted average number of shares of common stock outstanding :
Basic	187,476	188,027
Diluted	187,495	188,417

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the nine months ended December 31, 2005 and 2006 were an increase of ¥127,102 million and an increase of ¥147,201 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	Against the Correction Disposition with regard to transfer pricing taxation, which was rendered by the Osaka Regional Taxation Bureau in March 2005, Kyocera filed the Request for Reinvestigation in May 2005. Kyocera then received the Decision on the Request for Reinvestigation in September 2006. Based on the Decision, ¥(4,305) million is included in income taxes shown above, as refunds for the previous years.
4.	In accordance with SFAS No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial statement for the nine months ended December 31, 2005 has been retrospectively reclassified as for the discontinued operations.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
(Unaudited)
Net income for the period			79,318			¥79,318
Other comprehensive income				67,883		67,883

Total comprehensive income for the period						¥147,201

Cash dividends			(18,787)
Purchase of treasury stock (18)					(183)
Reissuance of treasury stock (568)		48			4,660
Stock option plan of subsidiaries		179

Balance, December 31, 2006 (188,305)	¥115,703	¥162,221	¥1,028,107	¥140,830	¥(24,666)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
(Unaudited)
Net income for the period			49,993			¥49,993
Other comprehensive income				77,109		77,109

Total comprehensive income for the period						¥127,102

Cash dividends			(18,748)
Purchase of treasury stock (14)					(115)
Reissuance of treasury stock (5)		(2)			42

Balance, December 31, 2005 (187,472)	¥115,703	¥162,059	¥947,873	¥88,948	¥(31,453)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Nine months ended December 31,
	2005	2006
Cash flows from operating activities :
Net income	¥49,993	¥79,318
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	50,440	58,770
Write-down of inventories	6,029	4,213
Minority interests	2,603	4,443
Gains on sales and maturities of securities, net	(1,140)	(3,216)
Gain on sale of investment in an affiliate	(6,931)	—
Gain on sale of investment in a subsidiary	—	(8,228)
Gains on exchange for the shares	(5,294)	(24)
Increase in receivables	(16,236)	(40,339)
Decrease (increase) in inventories	16,744	(26,098)
Increase in notes and accounts payable	10,817	8,191
Other, net	(9,712)	(6,878)

Net cash provided by operating activities	97,313	70,152

Cash flows from investing activities :
Payments for purchases of securities	(82,934)	(43,820)
Payments for purchases of investments and advances	(177)	(227)
Sales and maturities of securities	48,319	100,585
Proceeds from sale of investment in an affiliate	24,133	—
Proceeds from sale of investment in a subsidiary	—	24,553
Payments for purchases of property, plant and equipment, and intangible assets	(76,700)	(56,541)
Proceeds from sales of property, plant and equipment, and intangible assets	2,068	2,686
Acquisition of business, net of cash acquired	3	(756)
Acquisitions of minority interests	(3,575)	(8)
Deposit of negotiable certificate of deposits and time deposits	(101,101)	(271,240)
Withdrawal of negotiable certificate of deposits and time deposits	53,409	144,151
Other, net	1,474	169

Net cash used in investing activities	(135,081)	(100,448)

Cash flows from financing activities :
(Decrease) increase in short-term debt	(3,546)	15,635
Proceeds from issuance of long-term debt	4,830	1,928
Payments of long-term debt	(4,452)	(11,004)
Dividends paid	(20,143)	(20,148)
Net (purchases) sales of treasury stock	(74)	4,525
Other, net	(669)	(3,739)

Net cash used in financing activities	(24,054)	(12,803)

Effect of exchange rate changes on cash and cash equivalents	7,995	4,664

Net decrease in cash and cash equivalents	(53,827)	(38,435)
Cash and cash equivalents at beginning of period	310,592	300,809

Cash and cash equivalents at end of period	¥256,765	¥262,374

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2005	2006
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥50,839	¥60,206	¥9,367	18.4
Semiconductor Parts Group	98,887	115,578	16,691	16.9
Applied Ceramic Products Group	85,713	98,337	12,624	14.7
Electronic Device Group	193,897	214,338	20,441	10.5
Telecommunications Equipment Group	166,297	188,576	22,279	13.4
Information Equipment Group	181,212	194,894	13,682	7.6
Optical Equipment Group	11,798	8,823	(2,975)	(25.2)
Others	85,287	92,319	7,032	8.2
Adjustments and eliminations	(13,882)	(17,760)	(3,878)	—

	¥860,048	¥955,311	¥95,263	11.1

Operating profit :
Fine Ceramic Parts Group	¥7,328	¥11,680	¥4,352	59.4
Semiconductor Parts Group	11,875	17,850	5,975	50.3
Applied Ceramic Products Group	15,135	15,839	704	4.7
Electronic Device Group	18,988	32,996	14,008	73.8
Telecommunications Equipment Group	(5,683)	575	6,258	—
Information Equipment Group	21,061	24,631	3,570	17.0
Optical Equipment Group	(4,987)	(1,588)	3,399	—
Others	5,161	5,871	710	13.8

	68,878	107,854	38,976	56.6

Corporate	17,270	8,617	(8,653)	(50.1)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,062)	151	1,213	—
Adjustments and eliminations	30	(417)	(447)	—

Income from continuing operations before income taxes	¥85,116	¥116,205	¥31,089	36.5

Depreciation and amortization :
Fine Ceramic Parts Group	¥3,002	¥3,145	¥143	4.8
Semiconductor Parts Group	7,238	9,196	1,958	27.1
Applied Ceramic Products Group	4,847	5,867	1,020	21.0
Electronic Device Group	15,390	15,347	(43)	(0.3)
Telecommunications Equipment Group	4,530	5,042	512	11.3
Information Equipment Group	8,828	12,079	3,251	36.8
Optical Equipment Group	1,446	511	(935)	(64.7)
Others	2,815	5,536	2,721	96.7
Corporate	2,245	1,927	(318)	(14.2)

Total	¥50,341	¥58,650	¥8,309	16.5

Capital expenditures :
Fine Ceramic Parts Group	¥3,242	¥5,533	¥2,291	70.7
Semiconductor Parts Group	19,157	9,150	(10,007)	(52.2)
Applied Ceramic Products Group	13,300	4,964	(8,336)	(62.7)
Electronic Device Group	14,864	15,679	815	5.5
Telecommunications Equipment Group	2,011	2,869	858	42.7
Information Equipment Group	8,603	9,624	1,021	11.9
Optical Equipment Group	183	191	8	4.4
Others	4,885	4,792	(93)	(1.9)
Corporate	3,067	1,701	(1,366)	(44.5)

Total	¥69,312	¥54,503	¥(14,809)	(21.4)

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2005	2006
	Amount	Amount	Amount	%
Net sales:
Japan	¥363,291	¥388,517	¥25,226	6.9
Intra-group sales and transfer between geographic areas	239,838	300,626	60,788	25.3

	603,129	689,143	86,014	14.3

United States of America	212,424	240,578	28,154	13.3
Intra-group sales and transfer between geographic areas	18,389	26,607	8,218	44.7

	230,813	267,185	36,372	15.8

Asia	127,503	146,482	18,979	14.9
Intra-group sales and transfer between geographic areas	91,641	118,295	26,654	29.1

	219,144	264,777	45,633	20.8

Europe	137,328	160,040	22,712	16.5
Intra-group sales and transfer between geographic areas	25,155	30,597	5,442	21.6

	162,483	190,637	28,154	17.3

Others	19,502	19,694	192	1.0
Intra-group sales and transfer between geographic areas	5,872	8,395	2,523	43.0

	25,374	28,089	2,715	10.7

Adjustments and eliminations	(380,895)	(484,520)	(103,625)	—

	¥860,048	¥955,311	¥95,263	11.1

Operating Profits :
Japan	¥51,304	¥77,393	¥26,089	50.9
United States of America	519	16,329	15,810	—
Asia	11,251	16,667	5,416	48.1
Europe	3,336	6,628	3,292	98.7
Others	68	670	602	885.3

	66,478	117,687	51,209	77.0
Adjustments and eliminations	2,430	(10,250)	(12,680)	—

	68,908	107,437	38,529	55.9

Corporate	17,270	8,617	(8,653)	(50.1)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(1,062)	151	1,213	—

Income from continuing operations before income taxes	¥85,116	¥116,205	¥31,089	36.5

3. Geographic segments (Sales by region) :

	Yen in millions
	Nine months ended December 31,				Increase (Decrease)
	2005		2006
	Amount	%	Amount	%	Amount	%
Japan	¥340,118	39.6	¥367,122	38.4	¥27,004	7.9
United States of America	186,042	21.6	203,861	21.3	17,819	9.6
Asia	148,746	17.3	165,211	17.3	16,465	11.1
Europe	133,535	15.5	152,728	16.0	19,193	14.4
Others	51,607	6.0	66,389	7.0	14,782	28.6

Net sales	¥860,048	100.0	¥955,311	100.0	¥95,263	11.1

Sales outside Japan	¥519,930		¥588,189		¥68,259	13.1
Sales outside Japan to net sales	60.4%		61.6%

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Yen in millions
	September 30, 2006		December 31, 2006		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥263,751		¥262,374		¥(1,377)
Short-term investments	128,747		131,952		3,205
Trade notes receivable	25,181		26,502		1,321
Trade accounts receivable	228,198		239,556		11,358
Less allowances for doubtful accounts and sales returns	(7,384)		(7,488)		(104)
Inventories	220,879		219,254		(1,625)
Deferred income taxes	45,609		45,309		(300)
Other current assets	46,151		48,199		2,048

Total current assets	951,132	48.7	965,658	48.0	14,526

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,499		7,098		(401)
Securities and other investments	622,344		666,873		44,529

Total investments and advances	629,843	32.3	673,971	33.5	44,128

Property, plant and equipment, at cost :
Land	56,969		56,857		(112)
Buildings	253,643		258,167		4,524
Machinery and equipment	717,718		730,581		12,863
Construction in progress	11,817		11,805		(12)
Less accumulated depreciation	(752,878)		(768,482)		(15,604)

	287,269	14.7	288,928	14.4	1,659

Goodwill	31,615	1.6	31,811	1.6	196
Intangible assets	29,516	1.5	27,959	1.4	(1,557)
Other assets	22,327	1.2	22,403	1.1	76

Total non-current assets	1,000,570	51.3	1,045,072	52.0	44,502

Total assets	¥1,951,702	100.0	¥2,010,730	100.0	¥59,028

	Yen in millions
	September 30, 2006		December 31, 2006		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥12,929		¥21,609		¥8,680
Current portion of long-term debt	6,643		6,814		171
Trade notes and accounts payable	111,059		103,106		(7,953)
Other notes and accounts payable	52,365		49,014		(3,351)
Accrued payroll and bonus	39,417		31,246		(8,171)
Accrued income taxes	31,343		26,235		(5,108)
Other accrued liabilities	36,230		38,319		2,089
Other current liabilities	24,217		31,715		7,498

Total current liabilities	314,203	16.1	308,058	15.3	(6,145)

Non-current liabilities :
Long-term debt	9,243		8,737		(506)
Accrued pension and severance liabilities	23,541		22,424		(1,117)
Deferred income taxes	149,097		165,434		16,337
Other non-current liabilities	12,992		12,340		(652)

Total non-current liabilities	194,873	10.0	208,935	10.4	14,062

Total liabilities	509,076	26.1	516,993	25.7	7,917

Minority interests in subsidiaries	69,059	3.5	71,542	3.6	2,483

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,080		162,221		141
Retained earnings	1,011,682		1,028,107		16,425
Accumulated other comprehensive income	111,211		140,830		29,619
Treasury stock, at cost	(27,109)		(24,666)		2,443

Total stockholders’ equity	1,373,567	70.4	1,422,195	70.7	48,628

Total liabilities, minority interests and stockholders’ equity	¥1,951,702	100.0	¥2,010,730	100.0	¥59,028

Note : Accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2006	December 31, 2006
Net unrealized gains on securities	¥114,808	¥138,579
Net unrealized losses on derivative financial instruments	¥(58)	¥(53)
Minimum pension liability adjustments	¥(2,057)	¥(2,057)
Foreign currency translation adjustments	¥(1,482)	¥4,361

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended December 31,				Increase
	2005		2006		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥317,810	100.0	¥339,921	100.0	¥22,111	7.0
Cost of sales	224,324	70.6	239,596	70.5	15,272	6.8

Gross profit	93,486	29.4	100,325	29.5	6,839	7.3
Selling, general and administrative expenses	60,386	19.0	62,081	18.2	1,695	2.8

Profit from operations	33,100	10.4	38,244	11.3	5,144	15.5
Other income (expenses) :
Interest and dividend income	3,454	1.1	5,296	1.6	1,842	53.3
Interest expense	(331)	(0.1)	(314)	(0.1)	17	—
Foreign currency transaction (losses) gains, net	(559)	(0.2)	260	0.0	819	—
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(0.3)	(108)	(0.0)	718	—
Gains (losses) on sales and maturities of securities, net	662	0.2	(36)	(0.0)	(698)	—
Gains on exchange for the shares	5,281	1.7	—	—	(5,281)	—
Other, net	6	0.0	478	0.1	472	—

Total other income	7,687	2.4	5,576	1.6	(2,111)	(27.5)

Income from continuing operations before income taxes and minority interests	40,787	12.8	43,820	12.9	3,033	7.4
Income taxes	14,860	4.6	16,665	4.9	1,805	12.1

Income from continuing operations before minority interests	25,927	8.2	27,155	8.0	1,228	4.7
Minority interests	(1,131)	(0.4)	(1,330)	(0.4)	(199)	—

Income from continuing operations	24,796	7.8	25,825	7.6	1,029	4.1
Income from discontinued operations	983	0.3	—	—	(983)	—

Net income	¥25,779	8.1	¥25,825	7.6	¥46	0.2

Earnings per share:
Income from continuing operations :
Basic	¥132.27	¥137.21
Diluted	¥132.25	¥136.84

Income from discontinued operations :
Basic	¥5.24	—
Diluted	¥5.24	—

Net income :
Basic	¥137.51	¥137.21
Diluted	¥137.49	¥136.84

Weighted average number of shares of common stock outstanding :
Basic	187,473	188,215
Diluted	187,492	188,720

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended December 31, 2005 and 2006 were an increase of ¥50,837 million and an increase of ¥55,444 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended December 31,
	2005	2006
Cash flows from operating activities:
Net income	¥25,779	¥25,825
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	18,677	19,934
Write-down of inventories	1,726	384
Minority interests	1,131	1,330
(Gains) losses on sales and maturities of securities, net	(662)	36
Gains on exchange for the shares	(5,281)	—
Increase in receivables	(24,007)	(8,744)
Decrease in inventories	6,327	5,076
Increase (decrease) in notes and accounts payable	5,500	(10,724)
Other, net	(3,649)	(10,888)

Net cash provided by operating activities	25,541	22,229

Cash flows from investing activities :
Payments for purchases of securities	(6,191)	(12,299)
Payments for purchases of investments and advances	(50)	(140)
Sales and maturities of securities	9,780	69,873
Payments for purchases of property, plant and equipment, and intangible assets	(27,045)	(21,032)
Proceeds from sales of property, plant and equipment, and intangible assets	135	1,901
Acquisitions of businesses, net of cash acquired	3	—
Deposit of negotiable certificate of deposits and time deposits	(24,045)	(123,783)
Withdrawal of negotiable certificate of deposits and time deposits	35,288	59,070
Other, net	135	46

Net cash used in investing activities	(11,990)	(26,364)

Cash flows from financing activities :
(Decrease) increase in short-term debt	(3,913)	8,319
Proceeds from issuance of long-term debt	47	—
Payments of long-term debt	(696)	(291)
Dividends paid	(9,696)	(9,763)
Net (purchases) sales of treasury stock	(27)	2,514
Other, net	(112)	(503)

Net cash (used in) provided by financing activities	(14,397)	276

Effect of exchange rate changes on cash and cash equivalents	3,726	2,482

Net increase (decrease) in cash and cash equivalents	2,880	(1,377)
Cash and cash equivalents at beginning of period	253,885	263,751

Cash and cash equivalents at end of period	¥256,765	¥262,374

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2005	2006
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥17,581	¥21,642	¥4,061	23.1
Semiconductor Parts Group	35,343	39,735	4,392	12.4
Applied Ceramic Products Group	29,961	34,205	4,244	14.2
Electronic Device Group	68,514	74,354	5,840	8.5
Telecommunications Equipment Group	75,213	71,395	(3,818)	(5.1)
Information Equipment Group	62,779	70,275	7,496	11.9
Optical Equipment Group	3,542	2,933	(609)	(17.2)
Others	29,238	31,469	2,231	7.6
Adjustments and eliminations	(4,361)	(6,087)	(1,726)	—

	¥317,810	¥339,921	¥22,111	7.0

Operating profit :
Fine Ceramic Parts Group	¥2,523	¥4,307	¥1,784	70.7
Semiconductor Parts Group	4,624	5,963	1,339	29.0
Applied Ceramic Products Group	5,798	6,873	1,075	18.5
Electronic Device Group	7,817	11,423	3,606	46.1
Telecommunications Equipment Group	3,672	1,591	(2,081)	(56.7)
Information Equipment Group	7,817	9,140	1,323	16.9
Optical Equipment Group	(938)	(689)	249	—
Others	1,975	2,123	148	7.5

	33,288	40,731	7,443	22.4

Corporate	8,388	3,465	(4,923)	(58.7)
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(108)	718	—
Adjustments and eliminations	(63)	(268)	(205)	—

Income from continuing operations before income taxes	¥40,787	¥43,820	¥3,033	7.4

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,065	¥1,202	¥137	12.9
Semiconductor Parts Group	2,889	3,343	454	15.7
Applied Ceramic Products Group	2,017	2,076	59	2.9
Electronic Device Group	5,246	5,749	503	9.6
Telecommunications Equipment Group	1,481	1,841	360	24.3
Information Equipment Group	3,583	3,840	257	7.2
Optical Equipment Group	502	168	(334)	(66.5)
Others	959	1,295	336	35.0
Corporate	892	420	(472)	(52.9)

Total	¥18,634	¥19,934	¥1,300	7.0

Capital expenditures :
Fine Ceramic Parts Group	¥800	¥2,633	¥1,833	229.1
Semiconductor Parts Group	3,673	3,429	(244)	(6.6)
Applied Ceramic Products Group	3,602	2,454	(1,148)	(31.9)
Electronic Device Group	5,980	4,786	(1,194)	(20.0)
Telecommunications Equipment Group	996	1,124	128	12.9
Information Equipment Group	1,970	1,563	(407)	(20.7)
Optical Equipment Group	72	57	(15)	(20.8)
Others	510	597	87	17.1
Corporate	1,072	621	(451)	(42.1)

Total	¥18,675	¥17,264	¥(1,411)	(7.6)

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2005	2006
	Amount	Amount	Amount	%
Net sales:
Japan	¥131,658	¥137,555	¥5,897	4.5
Intra-group sales and transfer between geographic areas	86,605	101,241	14,636	16.9

	218,263	238,796	20,533	9.4

United States of America	84,897	85,223	326	0.4
Intra-group sales and transfer between geographic areas	7,382	8,824	1,442	19.5

	92,279	94,047	1,768	1.9

Asia	46,359	51,217	4,858	10.5
Intra-group sales and transfer between geographic areas	36,112	39,790	3,678	10.2

	82,471	91,007	8,536	10.4

Europe	47,662	58,546	10,884	22.8
Intra-group sales and transfer between geographic areas	8,562	10,813	2,251	26.3

	56,224	69,359	13,135	23.4

Others	7,234	7,380	146	2.0
Intra-group sales and transfer between geographic areas	2,089	2,861	772	37.0

	9,323	10,241	918	9.8

Adjustments and eliminations	(140,750)	(163,529)	(22,779)	—

	¥317,810	¥339,921	¥22,111	7.0

Operating Profits :
Japan	¥22,499	¥27,620	¥5,121	22.8
United States of America	3,573	6,382	2,809	78.6
Asia	5,387	5,599	212	3.9
Europe	2,803	2,803	0	0.0
Others	(1)	(182)	(181)	—

	34,261	42,222	7,961	23.2
Adjustments and eliminations	(1,036)	(1,759)	(723)	—

	33,225	40,463	7,238	21.8

Corporate	8,388	3,465	(4,923)	(58.7)
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(108)	718	—

Income from continuing operations before income taxes	¥40,787	¥43,820	¥3,033	7.4

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended December 31,				Increase (Decrease)
	2005		2006
	Amount	%	Amount	%	Amount	%
Japan	¥122,947	38.7	¥130,387	38.4	¥7,440	6.1
United States of America	73,400	23.1	73,596	21.6	196	0.3
Asia	57,103	17.9	58,100	17.1	997	1.7
Europe	45,687	14.4	55,264	16.3	9,577	21.0
Others	18,673	5.9	22,574	6.6	3,901	20.9

Net sales	¥317,810	100.0	¥339,921	100.0	¥22,111	7.0

Sales outside Japan	¥194,863		¥209,534		¥14,671	7.5
Sales outside Japan to net sales	61.3%		61.6%